Exhibit 99.1

News Release

For Immediate Release

WEST FRASER’S HINTON PULP TO REDUCE PRODUCTION CAPACITY AND MOVE TO UNBLEACHED

KRAFT PULP

Shift to a leaner operation will also reduce environmental footprint

VANCOUVER, B.C., April 5, 2022 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that it will permanently reduce capacity at its pulp mill in Hinton, Alberta (“Hinton Pulp”) by the end of this year. One of Hinton Pulp’s two production lines will shut, and the remaining line will produce Unbleached Kraft Pulp (“UKP”) rather than Northern Bleached Softwood Kraft Pulp (“NBSK”).

“Hinton Pulp has been in operation since 1956 and these changes are necessary to simplify our operation, reduce capital requirements and greenhouse gas emissions, and better align with consumer expectations,” said Ray Ferris, President & CEO, West Fraser.

The capacity reduction will see staffing levels transition from 345 positions to 270. West Fraser expects to mitigate the impact on employees through natural attrition, retirements and by offering employment opportunities at other West Fraser operations.

“Our Hinton Pulp team has been engaged in a comprehensive review process and I want to thank them for their creativity and commitment to the mill, our customers and the environment. We remain strongly committed to the community of Hinton, the future of the plant, and to our neighbouring lumber operation, Hinton Wood Products,” said Ferris.

The environmental benefits of moving to a single UKP production line include:

•	an estimated 35% reduction in greenhouse gas emissions (“GHGs”), which is equivalent to taking approximately 19,900 cars off the road per year

•	an estimated 25% reduction in water use, air emissions and waste generation, and

•	elimination of chlorine dioxide emissions

As the world moves away from single-use plastics, UKP is now used increasingly in a wide variety of everyday items including cardboard packaging, grocery bags, fibre-cement board and specialty products.

Since late 2021, the mill has undertaken several product trials and received positive initial customer feedback as to the quality and strength of the pulp produced. Currently, mill employees are preparing for the transition after satisfying all existing customer commitments for NBSK.

It is anticipated that an impairment charge of approximately US$13 million will be recorded in West Fraser’s first quarter 2022 results associated with the write-down of equipment that will be decommissioned permanently as part of the transition to UKP.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit www.westfraser.com.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including those relating to the Company’s plans to reduce the capacity at Hinton Pulp through decommissioning and transition from NBSK to UKP by the end of the year and our ability to meet the related objectives including simplifying operations, reducing capital requirements and GHG emissions and better aligning consumer expectations, expectations around the reduction of Hinton Pulp’s environmental footprint and related environmental benefits, expectations on employee staffing levels and related mitigation strategies, and expectation around the financial impact in West Fraser’s first quarter 2022 results of the decommissioning and transition to UKP. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions and are subject to inherent risks and uncertainties including our ability to undertake the required capacity reductions within the time period specified, and realize the expected benefits therefrom described in the news release, including achieving the environmental benefits. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2021, each dated February 15, 2022, available at SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For More Information

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com